

File No.82-3768

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

August 1, 2003
Sc-15429



Dear Sirs,

Tata Engineering and Locomotive Company Limited "File No.82-3768" – Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Furnished herewith is the following information with respect to Tata Engineering and Locomotive Company Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

> "We are pleased to inform you that the name of the Company has been changed from 'Tata Engineering and Locomotive Company Limited' to 'Tata Motors Limited' with effect from July 29, 2003.
>
> Enclosed please find a copy of the fresh Certificate of Incorporation consequent upon the said change. You are requested to kindly make suitable changes in the details pertaining to the Company in all your records.
>
> Kindly confirm having made a note of the above."

Kindly contact the undersigned in Mumbai at the above address or by telephone at (91-22) 56657219 or by facsimile at (91-22) 56657799 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited



H K Sethna
Company Secretary

Encl:

TATA MOTORS LIMITED
Bombay House 24 Homi Mody Street Mumbai 400 001
Tel 91 22 5665 8282 Fax 91 22 5665 7799

No.11- 4520.

FRESH CERTIFICATE OF INCORPORATION
CONSEQUENT ON CHANGE OF NAME
IN THE OFFICE OF THE REGISTRAR OF COMPANIES, MAHARASHTRA,
MUMBAI.

In the matter of **TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED.**

I hereby approve and signify in Writing under Section 21 of the Companies Act, 1956 (Act of 1956) read with the Government of India, Department of Company Affairs, Notification No.G.S.R. 507E dated the 24th June 1985 the change of name of the company :

from **TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED.**

to **TATA MOTORS LIMITED.**
and I hereby certify that

TATA ENGINEERING AND LOCOMOTIVE COMPANY LIMITED.

Which was originally incorporated on **FIRST** day of **SEPTEMBER 1945** under the Companies Act, I of ~~1956~~ 1913 under the name **TATA LOCOMOTIVE AND ENGINEERING COMPANY LIMITED.** having duly passed necessary resolution in terms of section 21 / / / / of the Companies Act,1956 the name of the said company is this day changed to **TATA MOTORS LIMITED.** and this certificate is issued pursuant to Section 23(1) of the said Act.

Given under my hand at MUMBAI this **TWENTYNINTH** day of **JULY** Two Thousand **THREE.**


रजिस्ट्रार की मोहर
Seal of the Registrar of Companies
महाराष्ट्र
Maharashtra

(S.C.GUPTA)
DEPUTY REGISTRAR OF COMPANIES
MAHARASHTRA MUMBAI.